Exhibit (A)(5)(O)
FORM OF NOTICE OF ACCEPTANCE
OF ELIGIBLE OPTIONS

To:	Eligible Participants in Progress Software’s Offer to Amend Certain Options

From:	Progress Software Corporation

Subject:	Acceptance of Eligible Options

Date:	March ___, 2007

     We are pleased to announce that we have completed our offer to amend certain outstanding options, as described in more detail in our Offer to Amend dated December 22, 2006 (the “Offer to Amend”) and the related Letter of Transmittal (which, together with the Offer to Amend, as each may be amended or supplemented from time to time, constitute the “Offer”).
     We have accepted all properly submitted acceptances of the Offer with respect to eligible options covering [number] shares of our common stock. The per share exercise price of each such option has been deemed to be amended to the fair market value per share of our common stock on the applicable measurement date for tax purposes, as set forth in Schedule I to the Offer to Amend. Please note that, in order to provide us time to process the option amendments with E*Trade, E*Trade will not be available for holders of amended options to exercise any of their options for the next several business days. We will notify each holder of an amended option when the option amendments have been processed with E*Trade.
     Option holders whose eligible options have been amended in accordance with the Offer are now eligible to receive special cash bonuses in the aggregate amount of up to $[dollar amount] to compensate them for the increase in the exercise price per share in effect for each of their amended options. In the next several business days, we will provide each holder of an amended option with a personalized notice evidencing his or her eligibility to receive the cash bonus. The personalized notice will also list the holder’s amended options, the adjusted exercise price per share in effect for each amended option and the amount of the cash bonus. Eligibility to receive the cash bonus is subject to the terms and conditions of the Offer.